EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated December 7, 2005, relating to the consolidated financial statements of Analytical Surveys, Inc. and Subsidiaries (the “Company”) as of and for the years ended September 30, 2005 and 2004, appearing in the Annual Report on Form 10-KSB of Analytical Surveys, Inc. as of September 30, 2005.

Our report contains an explanatory paragraph that states that the Company has suffered significant operating losses in 2005 and prior years and does not currently have external financing in place to fund working capital requirements, which raises substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PANNELL KERR FORSTER OF TEXAS, P.C.

Houston, Texas

December 27, 2005